

July 2, 2014

<u>Via US Mail</u>
Mr. Eric Norris
VP, Finance
Incoming, Inc.
244 Fifth Avenue, Suite V235
New York, NY 10001

      Re: Incoming, Inc.
             Form 10-K
             Filed April 15, 2014
             File No. 0-53616

Dear Mr. Norris:

We have reviewed your response dated June 24, 2014, and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2014

Results of Operations, page 9

1. You state there were no sales of RINs during the first quarter of 2013. However, as part of your response to comment 4 in our letter dated May 20, 2014, you told us you recognized RIN revenue in the first, second and third quarters of 2013. Please explain or reconcile.

2. We note Other Income totaled $78,991 during the first quarter, which enabled you to recognize net income for the period. Please tell us and revise future filings to describe the nature and/or objective(s) of the USDA Biofuel Program, how long you expect to recognize revenue therefrom, and how much revenue you anticipate recognizing based on the current terms of the program. Noting the information you have provided in response to comment 3 related thereto, explain why the $78,991 is significantly higher in one quarter than the $5,283 recognized during all of 2013.

<u>Liquidity and Capital Resources, page 11</u>

3. We have read your response to comment 2 in our letter dated May 20, 2014. You disclose that "NSB/GLB instructed NABE regarding who the end customers were as well as the sales price. Purchases of imported product and the related sales thereof were recorded on a gross basis, but were presented at net on the financials." As it appears you have determined that it is appropriate for you to record revenue on a net basis given the guidance in ASC 605-45-45-16 through 45-18 and your disclosure on pages 9-10, please explain what you mean when you say, "Purchases of imported product and the related sales thereof were recorded on a gross basis."

4. We also note your response that, "At present, NABE has no outstanding receivables or payables associated with imported biodiesel, nor have any of these amounts been written-off." Please clarify if, subsequent to year-end, you collected payments for the December 31, balance of $2.3 million in accounts receivable. Tell us whom you collect the trade accounts receivable from and who gets paid the related accounts payable balances. Tell us the typical payment terms, the range of days these receivables were outstanding before payment, and the reasons for payment delays. Explain to us how you considered these matters in determining your revenue recognition policies.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief